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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2002 WASH. D.C. 354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02022237

SEC FILE NUMBER
8- 9809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GEORGE E DULLNIG & CO

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 E TRAVIS STREET, SUITE 11
(No. and Street)

SAN ANTONIO	TEXAS	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard R. Dullnig (210) 225-6806
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN, BERG & CO. P.C.
(Name — *if individual, state last, first, middle name*)

130 E TRAVIS STREET, SUITE 400	SAN ANTONIO	TEXAS	78205
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, George R. Dullnig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEORGE E DULLNIG & CO, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CHERRIE D. HENNEKE
Notary Public, State of Texas
My Commission Expires 06-18-2002

Signature

President
Title

Cherrie D. Henneke
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDIT REPORT OF

GEORGE E. DULLNIG & CO.

AS OF

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

COHEN & BERG
& CO., P.C.

Certified Public Accountants

Stanley Cohen, CPA
Leonard Retzloff, CPA

Harold M. Berg, CPA
Fernando J. Rocha, CPA

Board of Directors
George E. Dullnig & Co.
San Antonio, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of George E. Dullnig & Co. (a Texas Corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, cash flows, and schedule of operating expenses for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of George E. Dullnig & Co. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cohen, Berg & Co., P.C.
Certified Public Accountants

January 30, 2002
San Antonio, Texas

130 E. Travis, Suite 400, San Antonio, Texas 78205-1608 (210) 222-8054 fax: (210) 222-8496
Member American Institute of Certified Public Accountants

GEORGE E. DULLNIG & CO.

BALANCE SHEET

AS OF DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 9,366	$ 36,970
Sales Commission Receivable	16,177	22,026
Order Flow Receivable	0	820
Accounts Receivable - Other	2,500	3,000
Prepaid Expenses	1,438	1,779
Inventory - Trading Securities	108,882	114,609
Investment Securities	212,698	203,754
total current assets	$ 351,061	$ 382,958
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 34,636	$ 34,636
Less: Accumulated Depreciation	22,685	18,027
net property and equipment	11,951	16,609
OTHER ASSETS		
Stock Exchange Membership	$ 29,000	$ 11,000
Escrow Deposit	50,000	50,000
Deferred Tax Asset	6,620	3,700
total other assets	85,620	64,700
TOTAL ASSETS	$ 448,632	$ 464,267

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001		2000	
CURRENT LIABILITIES				
Accounts Payable	$	15,000	$	3,504
Accounts Payable - Firm Trading		0		660
Accrued Expenses		0		17
total current liabilities	$	15,000	$	4,181
OTHER LIABILITIES				
Deferred Income Tax	$	23,000	$	22,000
STOCKHOLDERS' EQUITY				
Common Stock: $1 Par Value, 1,000,000 shares authorized, 69,000 shares outstanding	$	69,000	$	69,000
Preferred Stock		500		500
Paid in Capital		835		835
Retained Earnings		207,485		242,883
Unrealized Gain on Securities		132,812		124,868
total stockholders' equity		410,632		438,086
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	448,632	$	464,267

"The accompanying notes are an integral part of these Financial Statements."

GEORGE E. DULLNIG & CO.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	COMMON STOCK	PREFERRED STOCK	PAID IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
BALANCE JANUARY 1, 2000	$ 69,000	$ 500	$ 835	$ 285,101	$ 206,389	$ 561,825
NET INCOME				(23,368)		(23,368)
UNREALIZED GAINS ON INVESTMENT SECURITIES - (NET OF DEFERRED TAXES OF $14,400)					(81,521)	(81,521)
DIVIDENDS PAID				(18,850)		(18,850)
BALANCE DECEMBER 31, 2000	$ 69,000	$ 500	$ 835	$ 242,883	$ 124,868	$ 438,086
NET LOSS				(16,548)		(16,548)
UNREALIZED GAINS ON INVESTMENT SECURITIES - (NET OF DEFERRED TAXES OF $1,000)					7,944	7,944
DIVIDENDS PAID				(18,850)		(18,850)
BALANCE DECEMBER 31, 2001	$ 69,000	$ 500	$ 835	$ 207,485	$ 132,812	$ 410,632

"The accompanying notes are an integral part of these Financial Statements."

GEORGE E. DULLNIG & CO.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

		2001	% Income		2000	% Income
INCOME						
Commissions - OTC Agency	$	88,541	23.8	$	300,008	50.4
Commissions - OTC 3rd Market		214,676	57.8		221,968	37.3
Commissions - Listed Securities		735	0.2		5,779	1.0
Commissions - Listed Options		4,995	1.3		2,827	0.5
Municipal Bond Income		0	0.0		850	0.1
Mutual Fund Income		1,711	0.5		2,346	0.4
Overflow Income		1,564	0.4		7,980	1.3
Gain from Sale of Trading Securities		6,701	1.8		252,201	42.4
Unrealized Loss on Trading Securities		(3,399)	(0.9)		(246,049)	(41.3)
Miscellaneous Income		28,760	7.7		18,765	3.2
Dividend Income		3,226	0.9		3,222	0.5
Interest Income		24,134	6.5		25,261	4.2
total income	$	371,644	100.0	$	595,158	100.0
OPERATING EXPENSES		391,447	105.5		623,626	104.8
LOSS FROM OPERATIONS	$	(19,803)	(5.5)	$	(28,468)	(4.8)
OTHER INCOME						
Bad Debt Recovery	$	335	0.1	$	1,000	0.2
LOSS BEFORE INCOME TAXES	$	(19,468)	(5.4)	$	(27,468)	(4.6)
INCOME TAX BENEFIT		2,920	0.8		4,100	0.7
NET LOSS	$	(16,548)	(4.6)	$	(23,368)	(3.9)
OTHER COMPREHENSIVE INCOME/(LOSSES)						
Unrealized Gains/(Losses) on Available for Sale Securities		7,944			(81,521)	
TOTAL COMPREHENSIVE LOSS	$	(8,604)		$	(104,889)	

"The accompanying notes are an integral part of these Financial Statements."

SUPPLEMENTAL DISCLOSURES:

... No income taxes were paid in the years presented.
... No interest expense was paid during the years presented.

NONCASH DISCLOSURES:

... Deferred taxes on the unrealized gains on investment securities increased by $1,000 and decreased by $14,400 for the years ended December 31, 2001 and 2000, respectively.

"The accompanying notes are an integral part of these Financial Statements."

GEORGE E. DULLNIG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001AND 2000

		2001		2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Loss	$	(16,548)	$	(23,368)
Adjustments to Reconcile Net Loss to Net Cash from Operating Activities:				
Depreciation		4,659		3,764
(Increase) Decrease in Assets:				
Change in Receivables		7,169		(3,908)
Change in Prepaid Expenses		341		368
Change in Inventory		5,733		91,613
Change in Deferred Tax Asset		(2,920)		(1,900)
Increase (Decrease) in Liabilities:				
Change in Accounts Payable		10,829		(6,759)
Change in Accrued Expenses		(17)		(8)
Change in Deferred Income Tax		0		(2,200)
net cash flows from operating activities	$	9,246	$	57,602
CASH FLOW FROM INVESTING ACTIVITIES				
Investment in Stock Exchange	$	(18,000)	$	(10,500)
Capital Expenditures		0		(3,524)
Purchase of Investment Securities		0		(2,928)
net cash flows from investing activities		(18,000)		(16,952)
CASH FLOW FROM FINANCING ACTIVITIES				
Dividends Paid	$	(18,850)	$	(18,850)
NET CHANGE IN CASH	$	(27,604)	$	21,800
CASH BALANCE - BEGINNING OF THE YEAR		36,970		15,170
CASH BALANCE - END OF YEAR	$	9,366	$	36,970

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD).

B. Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates.

C. Marketable Securities

Marketable securities are carried at fair market value which is in compliance with the S.E.C.'s regulations in reporting marketable securities.

Marketable securities at December 31, are summarized as follows:

	2001	2000
Trading Securities		
Market Value	$ 108,882	$ 114,609
Cost	219,789	222,117
Unrealized Loss	$ (110,907)	$ (107,508)
Investment Securities		
Market Value	$ 212,698	$ 203,760
Cost	56,886	56,892
Unrealized Gain	$ 155,812	$ 146,868
Less: Deferred taxes on unrealized gains on investment securities	(23,000)	(22,000)
Net Unrealized Gain on Investment Securities	$ 132,812	$ 124,868

D. Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method for financial reporting purposes. The estimated useful lives of the assets are:

Furniture and Fixtures	3 - 10 years

For federal income tax purposes, depreciation is computed by using the accelerated cost recovery method. Maintenance, repairs, and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

E. Income Taxes

Listed below is a reconciliation of the income tax benefit:

	2001	*2000*
Deferred Income Tax Benefit	$ 2,920	$ 4,100

F. Deferred Tax Asset/Liability

	2001	*2000*
Noncurrent Deferred Tax Asset	$ 6,620	$ 3,700
Noncurrent Deferred Tax Liability	(23,000)	(22,000)
Net Noncurrent Deferred Tax Liability	$ (16,380)	$ (18,300)

The deferred tax asset and liability results primarily from the net operating loss carryforwards of $52,194 and $37,008 and the deferral of $155,812 and $146,868 in unrealized gains on securities required to be stated at market value for tax purposes.

G. Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the statement of income and statement of changes in stockholders' equity.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $301,293 and $351,388, which is $201,293 and $251,388 in excess of its required net capital of $100,000. The company's percentage of aggregate indebtedness to net capital was 5% and 1% for the years ended December 31, 2001 and 2000.

NOTE 3 - OTHER DISCLOSURES

The most recent annual report of George E. Dullnig & Co., pursuant to Rule 17A-5 is available for examination at our office as well as the regional office of the Securities and Exchange Commission, Ft. Worth, Texas.

GEORGE E. DULLNIG & CO.

SCHEDULE OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	% Income	2000	% Income
OPERATING EXPENSES				
Advertising	$ 3,980	1.1	$ 3,785	0.6
Bad Debt	0	0.0	158	0.0
Bank Charges	10	0.0	10	0.0
Brokerage and Clearance Fees	34,884	9.4	45,416	7.6
Commissions	165,418	44.5	269,420	45.3
Depreciation	4,659	1.3	3,764	0.6
Dues, Fees and Assessments	2,546	0.7	2,570	0.4
Entertainment	3,621	1.0	3,869	0.7
Insurance	25,739	6.9	22,468	3.8
Internet	3,637	1.0	2,324	0.4
Office	13,548	3.6	19,442	3.3
Parking	4,880	1.3	5,200	0.9
Postage	1,856	0.5	2,642	0.4
Professional Services	3,386	0.9	7,060	1.2
Rent	19,525	5.3	19,678	3.3
Repairs and Maintenance	125	0.0	894	0.2
Salaries - Officer	0	0.0	100,000	16.8
Salaries - Other	48,607	13.1	54,941	9.2
Stock Transfer Fees	0	0.0	70	0.0
Subscriptions	2,136	0.6	2,295	0.4
Taxes - Payroll	15,455	4.2	21,585	3.6
Taxes - State/Local	1,493	0.4	1,268	0.2
Telephone	4,906	1.3	6,280	1.1
Travel	0	0.0	1,035	0.2
Wire Service	31,036	8.4	27,452	4.6
TOTAL OPERATING EXPENSES	$ 391,447	105.5	$ 623,626	104.8

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

Report for period beginning 01/01/2001 [8005] and ending 12/31/2001 [8006]

SEC File Number: 9809 [8011]

Firm ID: 1690

1. Name of Broker Dealer: GEORGE E. DULLNIG & CO. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: ____ [8053] Phone: ____ [8057]

Name: ____ [8054] Phone: ____ [8058]

Name: ____ [8055] Phone: ____ [8059]

Name: ____ [8056] Phone: ____ [8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes ○ No ● [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes ○ No ● [8074]

5. Respondent makes markets in the following securities:
   - (a) equity securities Yes ○ No ● [8075]
   - (b) municipals Yes ○ No ● [8076]
   - (c) other debt instruments Yes ○ No ● [8077]

6. Respondent is registered solely as a municipal bond dealer: Yes ○ No ● [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: Yes ○ No ● [8079]

8. Respondent carries its own public accounts: Yes ○ No ● [8084]

9. Respondent's total number of public customer accounts:

   (carrying firms filing X-17A-5 Part II only) ____

(a)	Public customer accounts	[8080]
(b)	Omnibus accounts	[8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	Direct Mail (New York Stock Exchange Members Only)	☐ [8086]
(b)	Self Clearing	☐ [8087]
(c)	Omnibus	☐ [8088]
(d)	Introducing	☑ [8089]
(e)	Other	☐ [8090]
(f)	Not Applicable	☐ [8091]

12. Yes ◉ No ○ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	American	☐ [8120]
(2)	Boston	☐ [8121]
(3)	CBOE	☐ [8122]
(4)	Midwest	☐ [8123]
(5)	New York	☐ [8124]
(6)	Philadelphia	☑ [8125]
(7)	Pacific Coast	☐ [8126]
(8)	Other	☐ [8129]

13. Employees:

(a)	Number of full-time employees	6 [8101]
(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	5 [8102]

14. Number of NASDAQ stocks respondent makes market 0 [8103]

15. Total number of underwriting syndicates respondent was a member 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

(a)	equity securities transactions effected on a national securities exchange	[8107]
(b)	equity securities transactions effected other than on a national securities exchange	[8108]
(c)	commodity, bond, option, and other transactions effected on or off a national securities exchange	[8109]

17.	Respondent is a member of the Securities Investor Protection Corporation	Yes (•) No ( ) [8111
18.	Number of branch officies operated by respondent	([8112
19. (a)	Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	Yes ( ) No (•) [8130]
(b)	Name of parent or affiliate	[8131]
(c)	Type of institution	[8132]
20.	Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes ( ) No (•) [8113]
21. (a)	Respondent is a subsidiary of a registered broker-dealer	Yes ( ) No (•) [8114]
(b)	Name of parent	[8116]
22.	Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes ( ) No (•) [8115]
23.	Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes ( ) No (•) [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	[8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0 [8151]